July 13, 2023

Division of Corporate Finance
Office of Crypto Assets
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:     Greenidge Generation Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31. 2023
Form 10-Q for the Period Ending March 31, 2023
File No. 001-40808

Dear Mr. Irving:

We received your letter, dated July 6, 2023 (the “Letter”), addressed to Mr. Bob Loughran, Chief Financial Officer of Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”) which sets forth comments of the staff of the Division of Corporation Finance (the “Staff”) with respect to Greenidge’s Form 10-K for the Fiscal Year Ended December 31, 2022, and Form 10-Q for the Period ending March 31, 2023.

The Letter asked for a response within ten business days. We are requesting an extension of the Company’s time to respond to the Staff to August 3, 2023, which would allow enough time for the Company to review its proposed responses with all of the appropriate parties prior to submission to the Staff.

We appreciate your consideration of this request. Please feel free to contact James Clifford, Greenidge’s Corporate Controller, at (617) 460-5245 or the undersigned at (203) 554-8351.

Sincerely,
/s/ Robert Loughran
Robert Loughran
Chief Financial Officer, Greenidge Generation Holdings Inc.

cc: Michelle Miller, United States Securities & Exchange Commission
David Anderson, Chief Executive Officer, Greenidge Generation Holdings Inc.
Isaac Peace, Engagement Partner, Armanino LLP
Leah Gonzales, MaloneBaileyLLP